ALSTON&BIRD LLP

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

 202-239-3300

Fax:202-239-3333

www.alston.com

David J. Baum

                                                       Direct Dial: 202-239-3346

      E-mail: david.baum@alston.com

June 24, 2011

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, DC 20549

Attn: Laura Hatch

Re:	Northern Lights Fund Trust II Form N-1A/A, filed on June 16, 2011 File Number 333-174926, 811-22549

Dear Ms. Hatch:

This letter is provided in response to your comments provided via telephone conversation on June 22, 2011, relating to the pre-effective amendment to the registration statement on Form the N-1A of Northern Lights Fund Trust II (the “Registrant”), filed on June 16, 2011 (File Numbers 333-174926, 811-22549) (the “Registration Statement”), amending the registration statement on Form N-1A of the Registrant filed on June 15, 2011.  We have responded to your request that the Registrant include an audit report demonstrating that the Registrant has satisfied the requirements of Section 14(a)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”) in its next pre-effective amendment to the Registration Statement through separate correspondence dated June 23, 2011, which was sent to you via electronic mail and filed with EDGAR. Below please find our responses to your additional comments.

Comment #1

Please file the consent of the auditors for each of Alternative Strategies Mutual Fund (Series: S000019056), Spectrum Select Alternative Fund (Series: S000007029), Spectrum Global Perspective Fund (Series: S000007030), and Montecito Fund (Series: S000011046) (each a “Predecessor Fund, and collectively the “Predecessor Funds”) as exhibits to the Registrant’s next pre-effective amendment to the Registration Statement.

Response #1

We are currently in the process of receiving the consents of the auditors of each of the Predecessor Funds, and such consents will be filed as exhibits to the Registrant’s next pre-effective amendment to the Registration Statement.

Comment #2

The information included in the prospectus for the Alternative Strategies Mutual Fund under the heading “Summary Section – Example” seems to be incorrect based on the information included in the table under the heading “Summary Section – Fees and Expenses of the Fund.”

Response #2

The information included in the prospectus for Alternative Strategies Mutual Fund under the heading “Summary Section – Example” has been revised in response to your comment to include corrected figures.  Those figures are as follows:

	One Year	Three Years	Five Years	Ten Years
Class A	$917	$1,614	$2,332	$4,215
Class I	$338	$1,030	$1,745	$3,640

Comment #3

Please revise the tables included in the prospectus for Hundredfold Select Alternative Fund, Hundredfold Select Global Fund and Hundredfold Select Equity Fund (each a “Hundredfold Fund” and collectively, the “Hundredfold Funds”) under the heading “Summary Section – Annual Fund Operating Expenses.” The meaning of footnote 1 to “Other Expenses of the Fund” in the fee tables is unclear.  Please include information regarding any fee waivers that may be in place and reflect as required in the fee table.

Response #3

The footnote that you reference has been revised to read as follows:

All expenses included within “Other Expenses” are performed pursuant to a Fund Services Agreement.  The maximum rate payable under the Fund Services Agreement is 0.45% subject to certain breakpoints based on fund assets.

Additionally, the line item “Other Expenses of the Fund” has been revised to “Other Expenses”.

This revision has been made because there are no fee waiver/expense reimbursement agreements in place with respect to the Hundredfold Funds.  Rather, the Registrant has entered into a Fund Services Agreement with Gemini Fund Services, LLC (“Gemini”) pursuant to which the Registrant has agreed to pay Gemini 0.45% on Fund assets up to $100 million, 0.40% on assets from $100 million to $250 million, 0.35% on assets from $250 million to $500 million, and 0.30% on assets from $500 million to $1 billion for all operational services, including but not limited to fund accounting, fund administration, transfer agency, legal fees, audit fees, compliance services and custody fees.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/David J. Baum

David J. Baum